SILVER STANDARD RESOURCES INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1        IDENTITY OF COMPANY

1.1	Name and Address of Company
Silver Standard Resources Inc. (“Silver Standard”)
Suite 800 - 1055 Dunsmuir Street
PO Box 49088
Vancouver, BC
V7X 1G4

1.2	Executive Officer
Kelly Stark-Anderson
Vice President, Legal and Corporate Secretary
(604) 484-8217

Item 2        DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On May 31, 2016, Silver Standard and Claude Resources Inc. (“Claude Resources”) completed the previously announced acquisition by Silver Standard of Claude Resources pursuant to a statutory plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). The Arrangement was approved by the shareholders of Silver Standard and the shareholders of Claude Resources on May 18, 2016, and received final court approval on May 20, 2016.
The Arrangement was completed pursuant to the terms and conditions contained in an arrangement agreement dated March 7, 2016, as amended, between Silver Standard and Claude Resources (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Claude Resources became a wholly-owned subsidiary of Silver Standard.
Claude Resources is a gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Claude Resources operates the Seabee Gold Operation and owns the Amisk Gold Project, each of which is located in northeastern Saskatchewan.
Further information about the Arrangement and Claude Resources can be found in the management information circulars dated April 1, 2016 (collectively, the “Circulars”) sent to shareholders of Silver Standard and Claude Resources in connection with their respective shareholder meetings, the Arrangement Agreement and Silver Standard’s news releases dated March 7, 2016 and May 31, 2016 (collectively, the “Acquisition News Releases”), copies of which have been filed under Silver Standard’s and Claude Resources’ profiles on SEDAR at www.sedar.com.

2.2	Date of Acquisition

Silver Standard completed the acquisition on May 31, 2016.

2.3	Consideration

Under the Arrangement, Silver Standard acquired all of the issued and outstanding common shares of Claude Resources (each, a “Claude Resources Share”) for consideration of 0.185 (the “Exchange Ratio”) of a Silver Standard common share (each whole common share of Silver Standard, a “Silver Standard Share”) and C$0.001 in cash per Claude Resources Share. In addition, each outstanding option to acquire a Claude Resources Share was exchanged for a Silver Standard replacement option (each, a “Silver Standard Replacement Option”), exercisable for Silver Standard Shares, with the number and price adjusted based on the Exchange Ratio.
To give effect to the Arrangement, Silver Standard issued approximately 37.4 million Silver Standard Shares and paid cash consideration of $0.2 million. Silver Standard has reserved approximately 0.8 million Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options. All of the cash consideration paid in connection with the Arrangement was funded from Silver Standard’s cash on hand.
Further information about the Arrangement can be found in the Circulars, the Arrangement Agreement and the Acquisition News Releases, copies of which have been filed under Silver Standard’s and Claude Resources’ profiles on SEDAR at www.sedar.com.

2.4	Effect of Financial Position

Upon the completion of the Arrangement, Claude Resources became a wholly-owned subsidiary of Silver Standard. The business and operations of Claude Resources have been combined with those of Silver Standard and are managed concurrently.
Except as disclosed in this business acquisition report, the Circulars and the Acquisition News Releases, Silver Standard does not have any current plans for material changes in the business or affairs of Claude Resources which may have a significant effect on the results of operations and financial position of Silver Standard.
In connection with the Arrangement, Brian R. Booth, the former Chairman of the Board of Directors of Claude Resources, was appointed to the Board of Directors of Silver Standard, and all of the directors and officers of Claude Resources resigned and were replaced by current directors and officers of Silver Standard.
For details on the pro forma effect of the Arrangement on Silver Standard, see Item 3.
The information set out above is a summary only and is qualified in its entirety by the information contained in the Circulars and the pro forma financial statements attached to this business acquisition report.

2.5	Prior Valuations

To the knowledge of Silver Standard, there has not been any valuation opinion obtained within the last twelve months by Claude Resources or Silver Standard required by securities legislation or a Canadian exchange or market to support the consideration paid by Silver Standard in connection with the Arrangement.

2.6	Parties to Transaction
The acquisition was not with an informed person, associate or affiliate of Silver Standard as defined in Section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations.

2.7	Date of Report

June 24, 2016.

Item 3	FINANCIAL STATEMENTS
The audited annual consolidated financial statements of Claude Resources as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor’s report thereon, were filed under Claude Resources’ SEDAR profile at www.sedar.com on March 30, 2016 and were incorporated by reference into or attached to the Circulars, copies of which have been filed under Silver Standard’s and Claude Resources’ profiles on SEDAR at www.sedar.com, and are incorporated by reference into, and form part of, this business acquisition report.
The following unaudited pro forma combined financial statements of Silver Standard giving effect to the Arrangement are attached to this business acquisition report as Appendix A:

(i)	unaudited pro forma combined statement of financial position as at December 31, 2015, prepared on the basis that the Arrangement occurred on December 31, 2015;

(ii)	unaudited pro forma combined statement of loss for the year ended December 31, 2015, prepared on the basis that the Arrangement occurred on January 1, 2015; and

(iii)	the notes thereto.

APPENDIX A
See attached.